UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                          OMB APROVAL
                          OMB NUMBER:  3235-0104
                          Expires: September 30, 1998
                          Estimated average burden
                          hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

Dean                               Thompson
-----------------------------------------------------------------------------
     (Last)                         (First)                      (Middle)

Donaldson, Lufkin & Jenrette, 277 Park Avenue
-----------------------------------------------------------------------------
                                   (Street)

New York                               NY                             10172
-----------------------------------------------------------------------------
     (City)                         (State)                           (Zip)


2.   Date of Event Requiring Statement (Month/Day/Year)

     8/17/98
-----------------------------------------------------------------------------

3.   IRS or Social Security Number of Reporting Person (Voluntary)


-----------------------------------------------------------------------------


4.   Issuer Name and Ticker or Trading Symbol

     Insilco Holding Co. ([IHC])
-----------------------------------------------------------------------------


5.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

     X   Director                                          10% Owner
    ---                                               ---

         Officer (give title below)                        Other (specify below)
    ---                                               ---

----------------------------------------------------------------------------

6.   If Amendment, Date of Original (Month/Day/Year)


-----------------------------------------------------------------------------



7.  Individual or Joint/Group Filing (Check Applicable Line)

      Form filed by One Reporting Person
----

 X    Form filed by More than One Reporting Person
----


             Table I Non-Derivative Securities Beneficially Owned


1.   Title of Security                        2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                  Beneficially Owned          Form: Direct           Beneficial Ownership
                                                 (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                             (I)(Instr. 5)
-------------------------------------------------------------------------------------------------------------------------------

Common Stock                                   955,556                    (I)                  See "Explanation of Responses"(1)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
   5(b)(v).

                                                                        (Over)
                                                               SEC 1473 (9-96)

               Table II Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative           2. Date Exercisable          3.   Title and Amount of     4. Conver-    5. Owner-    6. Nature
     Security (Instr. 4)              and Expiration                 Securities Underlying      sion or       ship         of In-
                                      Date (Month/Day/ Year)         Derivative Security        Exercise      Form of      direct
                                      -------------------------         (Instr. 4)              Price of      Deriv-       Bene-
                                      Date           Expira-       -------------------------    Derivative    ative        ficial
                                      Exer-          tion             Title           Amount    Security      Security:    Owner-
                                      cisable        Date                             or                      Direct       ship
                                                                                      Number                  (D) or      (Instr.
                                                                                      of                      Indirect     5)
                                                                                      Shares                  (I)
                                                                                                              (Instr.
                                                                                                              5)
-----------------------------------------------------------------------------------------------------------------------------------
Class A Warrant for the Purchase   Immed.         8/01/10       Common Stock    65,603    $0.001++     (I)    See "Expln. of
of Shares of Common Stock                                                                                     Responses"(1)

Warrant for the Purchase of
Shares of Common Stock             Immed.         8/15/08       Common Stock    44,850     $0.01++     (I)    See "Expln. of
                                                                                                              Responses"(2)
----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
(1) Thompson Dean is a Managing Director of DLJ Merchant Banking II, Inc. ("MB II") which controls DLJ Merchant Banking Partners II, L.P., DLJ Merchant Banking Partners II-A, L.P., DLJ Offshore Partners II, C.V., DLJ Millennium Partners, L.P. and DLJ Millennium Partners-A, L.P. Mr. Dean disclaims beneficial ownership of the shares and warrants held by these entities.
(2) The Equitable Life Assurance Society of the United States is a wholly owned subsidiary of The Equitable Companies Incorporated ("EQ"). As of August 11, 1998 EQ owns, directly or indirectly 72.3% of Donaldson, Lufkin & Jenrette Inc. ("DLJ"). DLJ Capital Investors, Inc. ("DLJCI") is a wholly owned subsidiary of DLJ. MB II is a wholly owned subsidiary of DLJCI. Mr. Dean disclaims beneficial ownership of the shares and warrants held by these entities.
++ Such Exercise Price subject to change.


      /s/ Thompson Dean                                       8/25/98
-------------------------------                        ------------------------
**Signature of Reporting Person                                 Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                         Page 2
                                                                 SEC 1473 (9-96)